UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date March 25 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

March 25, 2025
Medellin, Colombia

NOTICE OF GENERAL MEETING OF COLOMBIAN BONDHOLDERS

Bancolombia S.A. (“Bancolombia”) informs that Alianza Fiduciaria S.A. and Credicorp Capital Fiduciaria S.A., as legal representatives of bondholders issued and placed by Bancolombia in Colombia, have published in Portafolio a first notice for a joint meeting of the General Meeting of Colombian Bondholders of Bancolombia's current issuances, consisting of (i) the second tranche corresponding to multiple and successive issuances from 2011; (ii) the third tranche corresponding to multiple and successive issuances from 2011; (iii) the first issuance of the 2014 issuance and placement program; and (iv) the second issuance of the 2021 issuance and placement program.

This meeting will be held on April 7, 2025, at 9:00 a.m. The meeting will be held remotely, pursuant to Article 19 of Law 222 of 1995 and Decree 398 of 2020, through the virtual platform of the Colombian Central Securities Depository – Deceval S.A., which may be accessed upon proof of ownership of the bonds. The proposed agenda for the meeting is as follows:

1.Verification of Quorum
2.Reading and approval of the agenda
3.Election of the meeting chair and secretary. The Colombian bondholders present at the meeting will elect by simple majority between Alianza Fiduciaria S.A. and Credicorp Capital Fiduciaria S.A. the entity that will chair the meeting in accordance with section 4.3.3 of Chapter I of Title I of Part III of the Legal Basic Circular of the Financial Superintendency.
4.Election of the committee to approve the minutes of the Bondholders' Meeting.
5.Presentation of the Report by Bancolombia S.A. regarding the distribution of certain assets and subsidiaries of Banca de Inversion Bancolombia S.A. Corporacion Financiera to Bancolombia S.A. and the distribution of certain assets and subsidiaries of Bancolombia S.A. to Grupo Cibest S.A.
6.Presentation of the concepts of the Legal Representatives of Bondholders:
a. Alianza Fiduciaria S.A.
b. Credicorp Capital Fiduciaria S.A.

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1.Reading of the opinion of Fitch Ratings S.A., in its capacity as the securities rating agency that issued the rating to the outstanding issues in Colombia.
2.Vote and decision of the Bondholders on the proposals for the distribution of certain assets and subsidiaries of Banca de Inversion Bancolombia S.A. Corporacion Financiera to Bancolombia S.A. and the distribution of certain assets and subsidiaries of Bancolombia S.A. to Grupo Cibest S.A.

Items 2, 3, 4, and 8 of the agenda are of a decision-making nature. The other agenda items are for informational purposes.

We invite our Colombian bondholders to visit the website www.grupobancolombia.com to stay informed of all matters related to the General Bondholders' Meeting.

The Company's management confirms that the necessary processes and authorizations were completed to release the Notice of the General Bondholders' Meeting.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Stategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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